3B 3/5 *

12012254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Chadds Ford Commons
(No. and Street)

Chadds Ford (City) PA (State) 19317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kardiner 610-358-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor + Lyman, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Avenue (Address) Paoli (City) PA (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

M.G. 3/4

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Karbiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC, as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Leslie Ann Proctor, Notary Public
Chadds Ford Twp., Delaware County
My Commission Expires April 9, 2013
Member, Pennsylvania Association of Notaries

Signature

Chief Compliance Officer
Title

Leslie Ann Proctor 2/24/12
My Commission Expires April 9, 2013
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PM SECURITIES, LLC

December 31, 2011 and 2010

Financial Report

PM SECURITIES, LLC

December 31, 2011 and 2010

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PM SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2011 and 2010

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member
PM Securities, LLC
Chadds Ford, Pennsylvania

We have audited the accompanying statements of financial condition of PM Securities, LLC as of December 31, 2011 and 2010 and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 21, 2012

PM SECURITIES, LLC
Statements of Financial Condition
December 31, 2011 and 2010

Assets	2011	2010
Cash	$448,851	$212,496
Prepaid expenses	1,306	232
Total assets	$450,157	$212,728
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$ 12,540	$ 12,441
Member's equity	437,617	200,287
Total liabilities and member's equity	$450,157	$212,728

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Fee revenues	$300,000	$250,000
Expenses:		
Professional fees	52,953	61,626
Regulatory fees and expenses	8,630	6,852
Other expenses	1,075	781
Occupancy	12	12
Total expenses	62,670	69,271
Net income	$237,330	$180,729

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
Statements of Member's Equity
For the Years Ended December 31, 2011 and 2010

Balance - December 31, 2009	$ 19,558
Net income	180,729
Balance - December 31, 2010	200,287
Net income	237,330
Balance - December 31, 2011	$437,617

(The accompanying notes are an integral part of these financial statements.)

PM SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$237,330	$180,729
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Prepaid expenses	(1,074)	897
Increase in:		
Accounts payable and accrued expenses	99	10,575
Net cash provided by operating activities	236,355	192,201
Net increase in cash	236,355	192,201
Cash - beginning of year	212,496	20,295
Cash - end of year	$448,851	$212,496

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

PM Securities, LLC (the Company) was formed as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker and dealer in January 2005. The Company is headquartered in Chadds Ford, PA. The Company provides investment banking services, including the placement of equity financing, debt financing with an equity component, and merger & acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue for financial advisory services on a straight-line basis over the life of the related contract. Fees for the other services the Company provides, are recognized once the transaction has been completed and the income is reasonably determinable.

Income taxes

The Company is a single-member Limited Liability Company, under applicable sections of the Internal Revenue Code formed in the State of Delaware and registered in the State of Pennsylvania. Accordingly, for both federal and state income tax purposes, the taxable income or loss is passed through to the Company's parent, and no provision or credit for federal or state income taxes is included in the financial statements.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2011, the Company had net capital, as defined of $436,311, which was $431,311 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 as of December 31, 2011.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 9 and 10 are not applicable.

(4) RELATED PARTY TRANSACTIONS

The Company has a service agreement with its parent company in which the parent company agrees to bear virtually all operating expenses and assumes the related liabilities of the Company, except for certain direct costs such as for accounting services and regulatory compliance consulting. In addition, the Company has an agreement with its parent company whereas revenue is shared between the two entities for certain client transactions. If the Company was autonomous, the results of its operations and financial condition could be significantly different.

(5) CONCENTRATION

Due to the nature of the Company's business, all of the revenues in 2011 related to two clients and one client in 2010.

(6) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements.

Effective April 1, 2012, the Company along with its parent company, Phoenix Management Services, Inc. will be part of a reorganization, which includes among other things, the Company conducting business under the trade name of Phoenix Capital Resources. FINRA approved all such changes on February 2, 2012.

In connection with the reorganization, the Company amended its agreements discussed in Note 4 whereas the parent company agrees to bear certain operating expenses and assumes the related liabilities of the Company. In addition, revenue will no longer be shared.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PM SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Member's equity	$437,617
Less - member's equity not allowable for net capital	-0-
Member's equity qualified for net capital	437,617
Deductions:	
Non-allowable assets:	
Prepaid expenses	1,306
Total deductions	1,306
Net capital	$436,311
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 12,540
Total aggregate indebtedness	$ 12,540
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	436,311
Excess of net capital	$431,311
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$430,311
Ratio of aggregate indebtedness to net capital	.03 to 1

Schedule II

PM SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2011

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2011 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2011 FOCUS Part IIA filing.